                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

              Computation of Ratio of Earnings to Fixed Charges and
                        Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)


                                                                  Years Ended December 31
                                                     ----------------------------------------------------
                                                       1997       1996       1995       1994       1993
                                                     --------   --------   --------   --------   --------
Fixed charges, as defined:
     Interest on long-term debt                      $ 63,413   $ 60,256   $ 55,580   $ 49,566   $ 47,129
     Amortization of debt expense
       and premium - net                                2,862      2,998      3,441      3,511      3,004
     Interest portion of rentals                        4,354      4,311      3,962      1,282        924
                                                     --------   --------   --------   --------   --------
         Total fixed charges                         $ 70,629   $ 67,565   $ 62,983   $ 54,359   $ 51,057
                                                     ========   ========   ========   ========   ========
Earnings, as defined:
     Net income from continuing ops.                 $114,797   $ 83,453   $ 87,121   $ 77,197   $ 82,776
     Add (deduct):
       Income tax expense                              61,075     49,509     52,416     44,696     42,503
       Total fixed charges above                       70,629     67,565     62,983     54,359     51,057
                                                     --------   --------   --------   --------   --------
         Total earnings                              $246,501   $200,527   $202,520   $176,252   $176,336
                                                     ========   ========   ========   ========   ========

Ratio of earnings to fixed charges                       3.49       2.97       3.22       3.24       3.45

Fixed charges and preferred dividend requirements:
     Fixed charges above                             $ 70,629   $ 67,565   $ 62,983   $ 54,359   $ 51,057
     Preferred dividend requirements (2)                8,261     12,711     14,612     13,668     12,615
                                                     --------   --------   --------   --------   --------
         Total                                       $ 78,890   $ 80,276   $ 77,595   $ 68,027   $ 63,672
                                                     ========   ========   ========   ========   ========
Ratio of earnings to fixed charges
  and preferred dividend requirements                    3.12       2.50       2.61       2.59       2.77

(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.